EIGER FIRST QUARTER EPS IMPROVES BY 67% OVER PRIOR YEAR

Toronto, February 26, 2004 - Eiger Technology, Inc. (TSX: AXA, OTCBB: ETIFF) is pleased to announce results for the first quarter of fiscal year 2004. For the three months ending December 31, 2003, net loss improved 47% to $0.5 million ($0.01 per share) from $1.0 million ($0.03 per share) during the same period last year, representing a 67% improvement in EPS. Although Onlinetel and K-Tronik posted substantial growth in revenues, overall revenues declined 24% to $4.4 million from $5.8 million due to a restructuring at Eiger Net. Cash and marketable securities were $1.7 million at December 31, 2003, up 7% over the prior year. Segmented financial information was as follows:

($’000s)	Revenues

Growth

				Earnings

Growth

	Q1/04	Q1/03		Q1/04	Q1/03
Onlinetel	1,634	1,001	+63%	(27)	(167)	+84%
K-Tronik	2,135	1,902	+11%	(28)	(336)	+92%
Eiger Net	646	2,578	-75%	(306)	(139)	-120%
All others	0	295	n.a.	(185)*	(380)	+51%
Total	4,415	5,776	-24%	(546)	(1,022)	+47%

*includes $21,000 loss on discontinued operations.

Onlinetel continues its robust growth trend with breakeven earnings and positive cash flow of $0.2 million for the twelve months ended December 31, 2003. Furthermore, Onlinetel EBITDA (earnings before interest, taxes, depreciation and amortization) improved to $0.1 million in the quarter, from a loss of $0.1 million in the prior year. These results demonstrate Eiger’s success in growing Onlinetel to profitability.

Currently into its next phase of growth, Eiger is pleased to announce a formal marketing campaign for the “Call Zone” brand with the firms of Morin Public Relations and Cartier Communications Marketing that will be unveiled at the annual general meeting on March 2, 2004. The campaign will address public relations, marketing and branding of the “Call Zone” VoIP-based service, which is currently available in Ontario, Quebec, Alberta and soon in British Columbia. The campaign is anticipated to significantly raise brand awareness amongst Canadian consumers and businesses to aggressively increase the subscription base from the tens of thousands of users registered since the service’s launch in November 2003.

K-Tronik posted a strong contribution in the quarter as it aggressively reduced its cost structure to improve profitability. Importantly, K-Tronik’s EBITDA for the quarter was breakeven, improving 93% from negative $0.2 million for the same quarter last year. Recently listed as “KTRK” on the NASDAQ OTCBB, Eiger is currently reviewing several merger and acquisition opportunities to lever K-Tronik’s extensive U.S. sales and distribution network, brand name recognition, Asian manufacturing and public listing.

Eiger Net’s results illustrate its shift in focus from OEM production of peripheral technology products to the development of new and innovative products. This restructuring would allow Eiger Net to add material new revenue streams and significantly enhance earnings in the future. This objective has led Eiger Net to recently add “Projection Keyboard” with the brand name of “EigerKey” to its product line-up. It is the world’s first commercial projection keyboard using Canesta’s patented Electronic Projection Technology. Recently developed prototypes of the Projection Keyboard have been well received. Read more about the Projection Keyboard at http://www.eigernet.co.kr.

"Over the last twelve months Eiger has made significant progress in its merchant banking activities." said Gerry Racicot, CEO of Eiger. "Eiger’s mandate is to originate and incubate successful operating companies into high growth public companies, and realize substantial returns on those investments for our shareholders. We are beginning to see the positive results of transactions we initiated years ago with the public listing of K-Tronik, the Newlook Industries Corp. acquisition of Onlinetel, and anticipate a very strong 2004 as K-Tronik and Onlinetel execute the next phase of their growth as public operating entities."

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. For more information please call Jason Moretto, Chief Financial Officer at (416) 216-8659 ext. 302 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forward-looking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.